Exhibit 99.1


                    ASML ANNOUNCES 2003 THIRD QUARTER RESULTS


VELDHOVEN, the Netherlands, October 15, 2003 - ASML Holding NV (ASML) today announced its 2003 third quarter financial results as follows:

* Thermal operations divestment is complete

* Order backlog of 91 lithography systems - 80 new and 11 refurbished systems - valued at EUR 859 million as of September 28, 2003. June 30, 2003: 62 systems / EUR 678 million value; September 30, 2002: 129 systems / EUR 1,184 million value.

* Sales of 34 lithography systems - 28 new and 6 refurbished systems - valued
at EUR 313 million.    Q2 2003:  41 systems / EUR 260 million value; Q3 2002:
36 systems / EUR 279 million value.

* Net loss from Lithography - Continuing Operations of EUR 18 million. Q2 2003: net loss of EUR 54 million; Q3 2002: net loss of EUR 36 million.

* Net cash used in operating and investing activities of EUR 14 million. Q2 2003: net cash provided EUR 213 million; Q3 2002: net cash used EUR 158 million.

"Like the chip industry as a whole, ASML sees signs of recovery riddled with inconsistencies. For example, our backlog increased this quarter but so did the volatility of the intake process with almost 50 percent of the orders coming in the last 2 weeks of the quarter," said Doug Dunn, president and CEO, ASML. "ASML is committed to focusing on the things that we can control, such as: our customers' satisfaction, our cost base and our technology."

Financial Position

In Q3 2003, ASML generated a net loss of EUR 31 million or EUR 0.06 per ordinary share. In Q2 2003 and Q3 2002, respectively, ASML generated net losses of EUR 64 million or EUR 0.13 per ordinary share and EUR 60 million or EUR 0.12 per ordinary share. Lithography - Continuing Operations represented EUR 18 million of the third quarter 2003 loss, while Discontinued Operations represented EUR 13 million during the same quarter. This compares with net losses from Continuing and Discontinued Operations, respectively, of EUR 54 million and EUR 10 million in Q2 2003 and EUR 36 million and EUR 24 million in Q3 2002.

As announced in July 2003, ASML is in the process of reducing its workforce by 11 percent. The company is in discussions with the works council and labor unions as required and in accordance with local labor laws and practices. These consultations are on going and may lead to a delay of up to three to four months in implementing workforce reductions in the Netherlands, with a corresponding delay in any resulting cost reductions.

ASML bought back US$ 140 million (EUR 124 million) of its 4.25 percent convertible notes due in 2004 in privately negotiated transactions. ASML ended the quarter with a cash balance of EUR 1,104 million.

Lithography - Continuing Operations

Total net sales from Lithography in Q3 2003 were EUR 370 million as compared with total net sales in Q2 2003 of EUR 329 million and Q3 2002 of EUR 352 million. The average selling price of new ASML systems reached EUR 10.8 million in Q3 2003, compared with EUR 8.3 million in Q2 2003 and EUR 8.2 million in Q3 2002. The order backlog is comprised of 91 lithography systems with approximately 85 percent to be shipped in the next six months. In Q3 2003, lithography service revenue was EUR 57 million.

During the third quarter, ASML achieved a gross margin of 25 percent, compared with a gross margin of 22 percent in Q2 2003 and a gross margin of 27 percent in Q3 2002. Selling, general and administrative expenses (SG&A) totaled EUR 50 million in Q3 2003 as compared with EUR 73 million in Q2 2003 (including EUR 18 million restructuring charges) and EUR 70 million in Q3 2002. The sequential and year-on-year decrease in SG&A is mainly attributed to the cost-reduction measures undertaken by ASML. Research and development (R&D) expenditures for Q3 2003 were EUR 62 million net of credit. R&D expenditures for Q2 2003 totaled EUR 73 million net of credit and Q3 2002 totaled EUR 69 million net of credit.

ASML continues to refrain from issuing guidance or forecasts due to uncertain market conditions.

Discontinued Operations

ASML today announced the sale of ASML Thermal to a privately held company formed by VantagePoint Venture Partners. Under the terms of the agreement, the new company assumed US business operations of ASML Thermal, including ASML's commitments to its customers. In addition, the new company will acquire non-US business operations over the next few months. In the interim period, ASML will provide certain services to facilitate a smooth transition. Terms of the acquisition were not disclosed. More information will be made available in due course.

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at www.asml.com.

Conference Call

A conference call hosted by ASML CEO Doug Dunn and CFO Peter Wennink to discuss the Q3 2003 financial results will begin today, October 15, at 17.30 Central European Time / 11.30 Eastern US Time. Dial in numbers are as follows:
Netherlands - +31 45 631 6910; UK - +44 208 515 2302; US - +1 303 262 2125.

The conference call will be Web cast on www.asml.com and available for replay until October 22 by dialing +1 303 590 3000, pass code #554475.

Forward Looking Statements

This document includes forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment and other risks indicated in filings with the U.S. Securities and Exchange Commission.


Media Contacts:
Tom McGuire - Corporate Communications - +31.40.268.5758 - Veldhoven, the Netherlands Beth Kitchener - Corporate Communications - +31.40.268.2602 - Veldhoven, the Netherlands

Investor Relations Contacts:
Doug Marsh - U.S. Institutional Investor Relations - +1.480.383.4006 - Tempe, Arizona, USA Craig DeYoung - Investor Relations +31.40.268.3938 - Veldhoven, the Netherlands